Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: October 18, 2005

[THE FOLLOWING PRESENTATION IS TAKEN FROM COMPASS BANCSHARES, INC.’S, THIRD QUARTER EARNINGS WEBCAST PRESENTATION, HELD ON OCTOBER 18, 2005]
Operator
Good afternoon. My name is Chastity and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Compass Bancshares’ third-quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). Thank you.
Mr. Bilek, you may begin the conference.
Ed Bilek - Compass Bancshares — IR Contact
Thank you, operator. Good morning and thank you for joining us for Compass Bancshares’ third-quarter conference call and webcast. With me today are Compass Chairman and Chief Executive Officer, Paul Jones, and Chief Financial Officer, Gary Hegel.
Similar to our past calls, today’s format will include a presentation, followed by a Q&A session. If we are unable to get your question, or if you have additional questions, please give me a call at 205-297-3331.
A copy of our earnings release, which was filed under Form 8-K with the SEC yesterday, and our slide presentation can be found on our Web site at www.CompassWeb.com. If you would like a copy faxed or e-mailed, please give me a call.
At this time, I would direct your attention to our forward-looking statement disclosure on slide 1. Compass disclaims any obligation to update any such forward-looking statements. In addition, Compass does not guarantee the accuracy of transcripts from our conference call provided by third parties. The only authorized webcast is located at our Web site.
I’d now like to turn the presentation over to Paul Jones.
Paul Jones - Compass Bancshares — Chairman, CEO
Thanks, Ed. Good morning and thanks for joining us today.
I assume all of you received a copy of our earnings release and have had a chance to review our results.
Before we get into the details on the numbers, I will begin with a few general comments on our results for the third quarter and then Gary will provide more detail on the numbers later in the call. Before we open the call for questions, I will provide an update on our outlook for the remainder of 2005.
First, let me make a general observation about the third quarter and, for that matter, the first nine months of 2005 as well. Overall, I was pleased with our results, as we delivered another outstanding quarter, highlighted by balanced topline revenue growth. Increased revenues were once again driven by double-digit low-cost deposit generation, solid loan production and continued fee income growth. Our ability to deliver strong growth to our shareholders in the midst of a challenging interest rate environment provides further evidence that our growth strategies are working.
Turning to slide 4, I’d like to comment on a few highlights for the third quarter. First, earnings for the third quarter of 2005 were a record 105.1 million, up 12% from the third quarter from a year ago. On a per-share basis, earnings were $0.83 for the quarter, an 11% increase from the $0.75 earned in the third quarter of 2004. In addition, at $0.83 earnings per share surpassed the mean estimate for the quarter of $0.82 by $0.01. In addition to the outstanding growth we delivered in the third quarter, year-to-date earnings per share for 2005 of $2.42 represents a 12% increase over results for the nine-month period last year.
For those that have followed us for any length of time, you’ve often heard us say that our primary focus is on revenue growth. Our results for the third quarter provide further evidence of our ability to grow revenue despite a difficult operating environment. Total revenue increased 13% from the third quarter last year. Like the first two quarters of this year, revenue growth was balanced. Net interest income increased 10% and noninterest income was up 16% from year-ago levels. Equally important, the momentum of our revenue growth enabled us to generate positive operating leverage, resulting in a 149 basis point improvement in our efficiency ratio to 53.8%.
As shown on slide 5, another key driver of our profitability and an area that we continually focus on throughout our business units is our ability to generate deposits, particularly low-cost deposits. Total deposits increased 14% from a year ago. More importantly, noninterest-bearing deposit growth continued to be robust, increasing 14% from a year ago and 15% linked-quarter annualized. I would also note that low-cost interest-bearing transaction accounts also experienced strong growth during the quarter, increasing 20% linked-quarter. Non-interest-bearing deposits represent now more than 32% of total deposits. We believe our ability to continue to grow deposits is both a function of the sales culture we’ve instilled at Compass and the high-growth markets where we’ve chosen to do business.
Slide 6 provides further evidence of our ability to grow low-cost deposit accounts. Over the past five years, we’ve generated significant growth in new personal checking accounts, which are represented in the chart as red bars. We are also seeing similar results with our small business customers, which are represented in the chart by the blue bars. As this slide shows, we’re having another good year in both categories, opening 293,000 new personal checking accounts and 56,000 new small-business checking accounts during the first nine months of 2005.
Moving to slide 7, on the asset side of the balance sheet, we continue to experience focused earning assets growth, which was up 8%. More importantly, the growth in earning assets was driven by high-quality loan growth. Total loans increased 13% compared to a year ago and 16% linked-quarter annualized. On a managed basis, loans increased 10% compared to a year ago and 13% linked-quarter. I’d also note that, on a period-end basis, the balance of our investment securities portfolio was down 4% from a year ago and 13% from second-quarter 2005 levels. Investment securities now represent 25% of total earning assets, compared to 28% a year ago. If you exclude the 1.2 billion of loans we originated and securitized that are classified as investment securities, that percentage is further reduced to less than 21%.
The equally important growth in our loan portfolio didn’t come at the expense of maintaining sound credit quality. Nonperforming assets as a percent of loans and other real estate were 31 basis points, down 9 basis points from the 40 basis points a year ago. This marked the sixth consecutive quarter of improvement in this measure.
Net charge-offs as a percent of average loans were 55 basis points for the quarter, compared to 44 basis points in the third quarter a year ago. While elevated from prior quarters, on a year-to-date basis, net charge-offs of 46 basis points compare favorably to the 50 basis points for the first nine months of last year.
As a result of the solid loan growth we experienced, provision expense of 34.2 million for the quarter exceeded net charge-offs by 5.8 million and our allowance-to-loan ratio ended the quarter at 1.25%.
Overall, we are pleased with the diversity and quality of our loan portfolio, and as you would expect, if you who have followed Compass for any length of time, credit quality has been and remains a top priority as well as a hallmark of our company.
In addition to outstanding results produced during the quarter, we also announced our first bank acquisition in almost five years with the signing of a definitive agreement to acquire Fort Worth-based TexasBanc Holding Company, the parent company of TexasBank. The largest independent bank headquartered in Fort Worth, TexasBank has experienced outstanding, profitable growth and has long been recognized in the Texas market as an organization which provides its customers with a high level of personal service. In addition to being a well-run company, TexasBank provided a unique opportunity to fill in the gap in our Texas franchise. As seen in the map on slide 8, the majority of TexasBank’s 24 banking centers are concentrated in Fort Worth. While we have built a presence in Fort Worth, within the Fort Worth market, the addition of these banking centers significantly accelerates our expansion within this market and will allow us to more effectively leverage our current marketing efforts while providing added convenience to our customers. When combined, we will operate 68 banking centers in the Dallas-Fort Worth/Arlington MSA and rank fourth in total deposit market share. We also believe that this is a low risk transaction, given the size of the transaction, its in-market nature and that our expectations call for it to be accretive on a GAAP basis in 2006 and thereafter. While no revenue enhancements were used in our assumptions, TexasBank was primarily a commercial bank and we believe that we can provide additional opportunity to the corporate arena while also leveraging our retail expertise.
Finally, I’d like to spend a minute on the impact Hurricane Katrina and Rita had on our business operations and our exposure to customers in the affected areas. With respect to Katrina, we lost a couple of business days due to our Florida Panhandle and Mobile offices being closed. Most of those offices were reopened pretty quickly, except for a few in Mobile, which we opened a few days later. Similarly, Rita caused us to lose a couple of business days as we shut down our Houston operations.

As far as exposure goes, we’d have about 22 million of consumer loans that have had payments deferred for two to three months, based on customer requests. The majority of these loans are secured by real estate, primarily in Alabama, so we don’t expect losses to be significant.
On the commercial side, we had two loans totaling 18 million combined, where principal payments have been deferred for approximately six months. However, both customers have continued to make their interest payments, and we consider both of these credits to be solid, backed by strong guarantors, and don’t anticipate any losses from either credit at this time. Municipal securities total about 3.9 million in the affected areas, and all of these securities were insured.
I would now like to turn the presentation over to Gary Hegel for more detail.
Gary Hegel - Compass Bancshares — CFO
Thank you, Paul.
Slide 10 is a summary income statement for the third quarter of 2005, compared to the second quarter of 2005 and the third quarter of 2004. We continued to register solid revenue growth, as total revenue for the current quarter was up $47 million, or 13%, from a year ago. As Paul mentioned, revenue growth was balanced, as net interest income grew $23 million, or 10%, while non-interest income grew by a like $23 million, or 16%. At the same time, revenue growth outpaced noninterest expenses, which increased $20 million or 10%. Finally, net income, at 105 million, represented a 12% increase over last year. Fully diluted earnings per share were up 11%.
I’d also note that we did not repurchase any shares during the quarter, nor have we in almost two years, as diluted average shares were relatively unchanged from prior periods.
Equally as important as our year-over-year growth is the momentum represented by the linked-quarter comparison on this slide. Annualized linked-quarter dollar margin increased 16% to $250 million. Non-interest income increased 11% to 171 million. As a result, total revenue increased 14% to $421 million.
As shown on Slide 11, our net interest margin remains relatively stable, given 100 basis point gradual increase in rates and is slightly more asset-sensitive when compared with where we were at the end of the second quarter.
As I noted in our call last quarter and the quarter before, our long-standing philosophy has been to manage our interest rate sensitivity to a fairly neutral position and let the performance of our core businesses drop to the bottom line rather than attempting to forecast interest rate movements. I continue to believe this to be an especially prudent philosophy, given the current environment.
Turning your attention to Slide 12, this slide graphs net interest income over the past five quarters. In addition, listed below the graph are the percent net interest margin and the linked-quarter growth in average loans and average earning assets. Our percent net interest margin increased 2 basis points during the third quarter, from 3.60% to 3.62%. Average earning assets increased 10% as average loans registered a 17% increase, while average investment securities declined for the fifth consecutive quarter, registering a 9% decrease this quarter. This focused earning asset growth, coupled with strong demand deposit growth, enabled us to register a $10 million increase in net interest income during the third quarter despite continued Fed tightening and an ever-flattening yield curve.
With that said, additional increases in interest rates will continue to challenge our ability to balance our funding needs with our deposit pricing strategy.
The next slide, Slide 13, provides a reconcilement for the change in both dollar and percent net interest margin during the third quarter, compared with the second quarter of this year. Consistent with the disclosure in our second-quarter 2005 Form 10-Q, maturing derivatives reduced net interest income by less than 2 million from the second quarter, resulting in a 2 basis point reduction in percent net interest margin. At the same time, the increase in loan volumes added $6 million of net interest income with no impact on percent margin, while all other factors, including continued demand deposit growth, resulted in an additional $6 million of net interest income and increased our percent net interest margin by about 4 basis points. While we expect that maintaining our percent net interest margin at current levels will continue to be a challenge, given the current and expected interest rate environment, our focus continues to be on increasing our dollar margin. Like the first nine months of this year, we are hopeful that continued quality earning asset growth will translate into dollar-margin growth.

As shown on the next slide, Slide 14, the mix of our earning asset growth continues to be focused on loans. Total loans registered healthy growth during the third quarter, increasing $792 million or 16% from the second quarter. In fact, all of our $553 million of earning asset growth during the second quarter was a result of our loan growth as investment securities declined $229 million from the second quarter. The resulting 8% increase in total earning assets is what Paul referred to earlier as focused earning asset growth.
On the liability side of the balance sheet, non-interest bearing demand deposit growth continues to be solid, up $226 million, or 15%. Low-cost interest-bearing transaction accounts show a nice growth, increasing 364 million, or 20%. As a result, our total transaction account growth of $590 million more than funded our 553 million of earning asset growth for the quarter.
Please move to Slide 15. At $20.8 billion, total loans for the third quarter registered solid growth, as they were up 792 million from second-quarter levels, or 16% annualized. Equally important, both our retail and corporate portfolios continue to register solid double-digit growth. Total commercial loans, at 11.6 billion, grew 284 million, or 10% annualized. 9.2 billion total consumer loans also registered sound growth, as they increased 508 million or 23% annualized. In summary, we continue to be encouraged with the solid growth we see in both our retail and corporate portfolios.
Please turn to Slide 16. On the liability side of the balance sheet, the story remains pretty much the same. We remain focused on growing non-interest-bearing deposits, as this represents the primary relationship of the customer. As a result, non-interest-bearing deposits increased 14% and total deposits were up a like 14% from a year ago to 18.8 billion. The growth in CDs from a year ago reflects the strategy we discussed beginning in the fourth quarter of last year to selectively lock-in some longer-term deposits, given expectations that interest rates would continue to rise throughout 2005. Also noteworthy during the quarter was the growth in low-cost, interest bearing transaction accounts, which were up 20% linked-quarter.
Moving to Slide 17, you will see that most of our fee-based businesses produced solid growth compared to a year ago. Several line items I would note — are card and merchant processing fees, insurance commissions, asset management fees, and corporate and correspondent investment sales, which all posted double-digit increases from a year ago. In addition, service charges on deposit accounts were up a solid 7% from a year ago. Finally, I would note that total non-interest income was up 16% from prior-year levels and represents almost 41% of total revenue.
Moving onto expenses on Slide 18, as this slide shows, overall expenses were up 10% in the aggregate from the same quarter a year ago and 9% on a linked-quarter basis. Most of this increase can be attributed to compensation paid as a result of loan production, deposit generation, and fee income growth. More importantly, the strong revenue growth we generated resulted in enhanced operating leverage, as our efficiency ratio improved from a year ago to 53.8%.
Directing your attention to Slide 20, this slide is a presentation of nonperforming assets by loan type. It also shows the ratio of those nonperforming assets to their respective loan portfolios. The short version of the nonperforming assets story is that, at $60 million, nonperforming assets were down for the sixth consecutive quarter and now represent only 29 basis points of loans and other real estate. As this slide shows, each of our portfolios continue to perform well. Finally, our reserve coverage, as a percentage of nonperforming loans, remains strong.
Presented on Slide 21 is a breakout of dollar net charge-offs by loan portfolio and net charge-offs as a percent of average loans, by portfolio. In the aggregate, net charge-offs were 55 basis points for the quarter, compared to 40 basis points for the second quarter of this year. The increase from second-quarter levels was primarily the result of one commercial credit of about $2 million and a return to more normalized levels of net charge-offs in the indirect portfolio, following a low level in the second quarter. While elevated from last quarter, year-to-date net charge-offs are only 46 basis points, down from the 50 basis points last year. In addition, in response to the strong loan growth we experienced, loan loss provision expense at 34.2 million exceeded net charge-offs by 5.8 million during the quarter, and our allowance-to-loan ratio ended the quarter at 1.25%.
To summarize our view on asset quality, we do not see signs of deterioration in the underlying credit quality of our loan portfolios that overly concerns us.
In summary, I was pleased with our results for the third quarter. While we continue to manage through a difficult interest rate environment, revenue growth remains solid and diversified, non-interest-bearing deposit growth remains robust, loan growth has been strong, and the momentum of our core businesses remains positive.
Paul Jones - Compass Bancshares — Chairman, CEO
Thanks, Gary.

Before we open the call to questions, I’d like to spend a minute on our expectations for 2005. As shown on Slide 23, prior to our call today, the Street range of earnings per share estimates for Compass were between $3.15 and $3.28. Given the $2.42 we’ve earned through the first nine months, if we were able to repeat our performance in the fourth quarter, we would finish the year at a level consistent with the current Street mean estimate of 3.24.
In closing, while we certainly recognize the challenges of an uncertain economic and interest rate environment, we do believe Compass’ diversified business mix, low-cost deposit funding base, investment in our distribution network and sales and service culture position us well to meet the challenges facing us. These strengths, combined with the momentum of our core businesses and our ability to capitalize on our market share upside, give us reason to expect that this will be our 18th consecutive year of record earnings.
Thanks.
Ed Bilek - Compass Bancshares — IR Contact
Before we begin the question-and-answer session, in order to make sure that we respond to as many individuals as possible, I would ask that you limit your question to a single question with one follow-up question. Operator, we are ready for questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS). Kevin Fitzsimmons from Sandler O’Neill.
Kevin Fitzsimmons - Sandler O’Neill — Analyst
Good afternoon. I was wondering if you could spend a minute or two on deposit growth, specifically core deposit growth, and maybe how it differed depending on the timing throughout the quarter. It looks like period-end core deposit growth was stronger than the average, so maybe if you can address that? Then also just within the different components of the deposits, it looks like noninterest-bearing was going up while some other interest-bearing or specifically retail CDs was going down. I don’t know if you look at — if that was anything deliberate on your part or if that was just the appetite of the customer. Thanks.
Paul Jones - Compass Bancshares — Chairman, CEO
I’m not sure I have any reaction to the period-end versus average numbers but (indiscernible) you, Gary? I think that’s just the way it came in.
Gary Hegel - Compass Bancshares — CFO
I think that’s right. If what you are referring to, Kevin, is what I understand, period-end growth in core deposits was, percentage-wise, bigger than average is. That, by its nature, would mean that we had a fair amount of deposit growth near the end of the quarter as opposed to smoothly throughout the quarter.
Paul Jones - Compass Bancshares — Chairman, CEO
With that, I don’t do we have any observation other than we are glad it came.
In terms of deposit growth, we did and have been emphasizing, over the last six months or so, growth in transaction accounts. So, that again is a low-cost funding source for us. As you can see from the results, our efforts in that regard have produced a good growth. I think, to some degree, that is what the consumer is looking for. I think most people realize we are in an rising-rate environment and are less likely to lock down longer-term deposits.
Is that responsive to you?

Kevin Fitzsimmons - Sandler O’Neill — Analyst
How about just in terms of deposit pricing within your franchise? Are you finding certain areas that you’re having more pressure on that front and certain areas where you are not forced to jack-up the rates?
Paul Jones - Compass Bancshares — Chairman, CEO
You know, we certainly look at our pricing market by market, but it’s pretty competitive in all of them. I don’t think there’s any particular place that we can say is a standout, one way or the other, in terms of pricing. Some of the community markets may be a little less reactive to pricing increases, but they are a smaller part of our franchise — smaller towns by that I mean.
Kevin Fitzsimmons - Sandler O’Neill — Analyst
Okay, thank you.
Operator
Todd Hagerman from Fox-Pitt, Kelton.
Todd Hagerman - Fox-Pitt Kelton, Inc. — Analyst
Paul, I was just wondering if you could talk a little bit about your acquisition strategy. As you mentioned, you’ve just announced your first bank transaction in nearly five years. Over the past several years, you’ve really stressed the organic growth capability of the Company. I was just wondering if you could comment briefly in terms of how you see your acquisition strategy at this point in time. Given the Texas acquisition, what other opportunities perhaps you see out there? Maybe if there’s a particular size or geography that seems to fit your interest more than others, if you would comment on that, please? Thanks.
Paul Jones - Compass Bancshares — Chairman, CEO
Well, I think we’ve said for some time that we continue to look for attractive opportunities within our footprint. The Fort Worth bank acquisition, TexasBank, is a perfect example. We are represented in that market; our marketing is already in the market, radio advertising and so forth. The addition of those offices with the potential for operating expense take-out makes perfect sense now. Anything like that would make sense. As we’ve said, we expect that transaction to be mildly accretive next year and thereafter, so we think it was a good one and we would like to see those opportunities repeat themselves.
I think the fact that we’ve been out of the market for the last five years should tell you that we are pretty disciplined about what we do and that we look pretty hard at transactions before we enter into them. We don’t expect that this ought to change or will change our efforts to grow our operation organically. That’s where most of our growth has come over the years.
Todd Hagerman - Fox-Pitt Kelton, Inc. — Analyst
So you do expect that you wouldn’t necessarily characterize this transaction as a possible change in your strategy, but more opportunistic — (multiple speakers)?
Paul Jones - Compass Bancshares — Chairman, CEO
Well, I think it is exactly what we said we would do.

Operator
Christopher Marinac from FIG Partners.
Christopher Marinac - FIG Partners — Analyst
I wanted to extend I guess on the last question. As it pertains to acquisitions, as the environment and operating environment perhaps becomes more challenging for other banks, does that make you more opportunistic in looking at deals? Can you maybe draw back on past history and how you built out the Southwest franchise in the last decade?
Paul Jones - Compass Bancshares — Chairman, CEO
Well, I think we are — I’m not sure whether we are opportunistic or disciplined. I think we have sort of set the parameters for what we would be looking at over the last several years, and said, Christopher, that we would like to continue to expand within our footprint. We don’t see anything that changes our geographic aspirations at this point.
In terms of what other banks — what banks may or may not do, the pricing always is a key element. To the extent that more reasonable prices are set to these banks they (indiscernible) want to sell, that changes the dynamic between building and building our own offices out or for buying. So, I think it’s something that you just look at from day to day.
In terms of building out our Southwest franchise, I think we certainly were fortunate in getting the market positions that we were in, but again, if you will kind of search back through our records, you’ll find an awful lot of our growth has come organically rather than through acquisitions. We’ve used acquisitions to get the foothold and then built out from there. So, it is not every bank that is for sale is going to meet our criteria.
Christopher Marinac - FIG Partners — Analyst
Great, that’s helpful. Can you just touch separately on Colorado and how that market is performing for you, and is the organic growth prospects there?
Paul Jones - Compass Bancshares — Chairman, CEO
Colorado is a good market; it’s a competitive market and one in which we continue to like to see better results and expect to do so. Our loan growth there has been reasonably good. I think we’ve not really built out the number of offices that we need in order to have the retail franchise we would like to have. It has been a challenge to find locations and as you know, the Denver market in particular has had a patch of slow growth over the last two or three years that has inhibited some of the planned development that we expected to see.
Operator
Heather Wolf from Merrill Lynch.
Heather Wolf - Merrill Lynch — Analyst
Good afternoon. Could you give me a feel for what you believe is your through-cycle loss rate weighted average throughout your portfolio?
Gary Hegel - Compass Bancshares — CFO
Can you explain a little bit more what you are looking for?
Heather Wolf - Merrill Lynch — Analyst
Well, as you look at the individual components of your loan book and sort of look at through-cycle averages of what the charge-offs have been, what would you say is a weighted average through-cycle average for your portfolio?

Paul Jones - Compass Bancshares — Chairman, CEO
— (technical difficulty) — question, Gary, do you?
Gary Hegel - Compass Bancshares — CFO
I’m not sure I do. I mean —.
Paul Jones - Compass Bancshares — Chairman, CEO
I don’t know what a through-cycle is.
Heather Wolf - Merrill Lynch — Analyst
average over the last 10 years, over the last 15 years? Based on your existing loan book.
I’m trying to figure out, just to give you a little feel, I’m trying to figure out how far we are today, at the 55 basis points, from sort of an average loss rate.
Gary Hegel - Compass Bancshares — CFO
Well, if you roll back and — 55 basis points was the third quarter.
Heather Wolf - Merrill Lynch — Analyst
Excuse me, sorry about that.
Gary Hegel - Compass Bancshares — CFO
(technical difficulty) — is 46, but if you look back over 5, 10, 15 years, I think you would find, on average, ranges between 40 and 50 basis points, in that range, over good times and bad times.
Paul Jones - Compass Bancshares — Chairman, CEO
Is that what you meant?
Heather Wolf - Merrill Lynch — Analyst
So then, you would say that charge-offs would roughly hold between 45 and 50 basis points for 2006?
Paul Jones - Compass Bancshares — Chairman, CEO
You asked us what our experience had been. I think where we go from now depends on a whole lot of factors. I can tell you we continue to emphasize credit quality, but in terms of predicting loss rates, we would point to history but the future is sort of your guess.

Heather Wolf - Merrill Lynch — Analyst
Okay. I noticed that you had very good growth in your real estate — commercial real estate books this quarter. Are you starting to see competitive pricing or any type of fraying around the edges in those — in those portfolios?
Paul Jones - Compass Bancshares — Chairman, CEO
We’re not seeing any change in our ratios in terms of credit quality. What we are seeing and have seen now for some time is very aggressive pricing. This is a very competitive market.
Heather Wolf - Merrill Lynch — Analyst
What happened this quarter, do you think, that really propped up the growth in that book?
Paul Jones - Compass Bancshares — Chairman, CEO
you know, if — I would say aggressive business development efforts, coupled with a presence in great markets that are continuing to have good growth.
Operator
Andrew Collins from Piper Jaffray.
Andrew Collins - Piper Jaffray — Analyst
I’m just wondering, on the net interest margin, we saw derivatives income have a little bit of a negative impact on the margin. I’m just wondering what we might expect going forward and kind of what the derivatives exposure is currently and how it is being used.
Gary Hegel - Compass Bancshares — CFO
The derivatives — I will answer the second part first. Derivatives have always been used to hedge interest rate exposure, interest rate risk. That is a result of our natural businesses. You are right; the amount of derivative income from the second quarter of this year to the third quarter of this year was down 1 million to $2 million. I think, if you go back and look at the disclosure we had in our second-quarter 10-Q a couple of months ago, we’ve projected that derivatives would kind of level out at the 3 to $4 million contribution, per quarter, for the remainder of this year and throughout next year, so I don’t see anything that’s really changing that.
Paul Jones - Compass Bancshares — Chairman, CEO
I’m not even sure it’s worth talking about all that much any more. It’s just been such a topic of conversation over the last couple of years that we’ve continued to provide that detail.
Andrew Collins - Piper Jaffray — Analyst
Yes. I’m just trying to get a gauge on your margin since you guys were definitely the exception to the rule so far in the third quarter on seeing margin expansion. So —.
Gary Hegel - Compass Bancshares — CFO
Well, interestingly enough, I believe, last quarter, the slide we showed you said that we were fairly neutral but if anything, we were positioned to benefit from rising rates. The curve is still fairly flat but rates did go up pretty much 50 basis points across the board.

Andrew Collins - Piper Jaffray — Analyst
So on the short end, you are more probably leveraged to the short end in terms of the margin?
Gary Hegel - Compass Bancshares — CFO
Well, that was taken into consideration in the disclosure that was out there. I mean, that’s even including that.
Operator
Casey Ambrich from Millennium.
Casey Ambrich - Millennium Partners — Analyst
Great quarter, gentlemen. Paul, just a quick question — the Company has been acquisitive in Texas. I was just wondering how you look at some of the other markets, like Denver and Phoenix, and if there’s any kind of real banks there to pick up.
Paul Jones - Compass Bancshares — Chairman, CEO
Well, the list is pretty short in all the markets in terms of what we would be interested in doing, Arizona particularly. So there are banks in Colorado and in Texas we’ve continued to be interested in, as well as Florida, but again, following up on what we said earlier, we are pretty careful about the way we spend our scarce resources. I think it will take banks like TexasBank for us to get our attention.
Casey Ambrich - Millennium Partners — Analyst
Okay. Then just on the Colorado market, do you feel like it’s coming back? It was a little weak. It looks like, in the last year, it has kind of picked up.
Paul Jones - Compass Bancshares — Chairman, CEO
Yes, my sense is generally that it’s improving. Yes, I would agree with that.
Operator
(indiscernible) Johnson from STRH.
Jennifer Demba - SunTrust Robinson Humphrey — Analyst
Jennifer Demba from Robinson Humphrey. I was wondering if you could give us a little color. You said that indirect net charge-offs kind of returned to a more normalized level in the third quarter. What kind of level are you expecting? Is it around this level from going forward, or are you expecting higher charge-offs in ‘06?
Gary Hegel - Compass Bancshares — CFO
Well, what we actually experienced and what our goals are may not be the same thing. What we try to do is lend to primarily a quality paper in the dealer finance area. If you look at where we’ve been historically in charge-offs the last couple of years, they’ve been over 1%. They are down to 88 basis points in the third quarter. I would certainly hope, over an extended period of time, they would be at 75 basis point or under.

Paul Jones - Compass Bancshares — Chairman, CEO
We hope for many things.
Jennifer Demba - SunTrust Robinson Humphrey — Analyst
A second question — I’m sorry I jumped on late, if you’ve covered this, but can you give us some flavor as to what markets comprise the majority of your loan growth?
Paul Jones - Compass Bancshares — Chairman, CEO
No, I think it really has been pretty strong across the board. I don’t think we could single out any particular market. Our Florida markets have been very strong in relation to perhaps last year, but again, to show the kind of growth we’ve had, it was pretty balanced.
Jennifer Demba - SunTrust Robinson Humphrey — Analyst
Thank you very much. Good quarter.
Operator
Jefferson Harralson from KBW.
Jefferson Harralson - Keefe, Bruyette & Woods — Analyst
Can I ask you a question on your demand deposit growth? It’s been very strong. How would you break that out between commercial and consumer this quarter? Or can you?
Gary Hegel - Compass Bancshares — CFO
We can. If you look at period-end growth, second quarter to third quarter, it was a little over 200 million. Frankly, it was pretty evenly split between consumer and non-consumer sorts of customers.
Jefferson Harralson - Keefe, Bruyette & Woods — Analyst
It seems like the commercial part of that has really picked up. Are there any initiatives there that is driving the commercial part of that equation?
Paul Jones - Compass Bancshares — Chairman, CEO
(LAUGHTER). We just work real hard on deposits and we work particularly hard on demand deposits. They have the greatest potential to help us in a yield curve and a rising rate environment that we’re looking at. So Jeff, it’s just getting out there and going after them.
Jefferson Harralson - Keefe, Bruyette & Woods — Analyst
All right. I guess just lastly, have you noticed any changes in your Alabama markets with SouthTrust switching over to Wachovia?

Paul Jones - Compass Bancshares — Chairman, CEO
Oh, there’s always change in the market. Their business kind of comes and goes from one institution to another, sometimes without any apparent reason. My sense is they’ve done a reasonably good job in integration, but you know, we’ve picked up some business and they may have gotten some of ours. But I don’t think the market has turned upside-down, if that’s what you’re asking.
Operator
At this time, there are no further questions.
Ed Bilek - Compass Bancshares — IR Contact
We have one final comment. A replay of today’s conference call and webcast will be available until midnight, Tuesday, October 25. To access the call, dial 1-800-642-1687, conference ID 1102272, or for a replay of the webcast, go to our Web site at www.CompassWeb.com.
Finally, I would like to mention that Compass will be participating in the upcoming Sandler O’Neill Financial Services Conference on November 17 in Naples, Florida.
Thank you for joining us on today’s call.
Operator
This concludes today’s conference call. You may now disconnect.